

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2021

Ben Silbert
General Counsel and Secretary
Avista Public Acquisition Corp. II
65 East 55th St., 18th Floor
New York, NY 10022

> **Re: Avista Public Acquisition Corp. II**
> **Draft Registration Statement on Form S-1**
> **Filed March 19, 2021**
> **File No. 377-04463**

Dear Mr. Silbert:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 filed June 17, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, page F-2

1. We note the audit report is dated May 12, 2021, for Notes 2 and 7. We also note significant changes made to these footnotes in this most recent Form. Please tell us how your auditor determined it was unnecessary to provide an updated audit report. Alternatively, please amend your filing to include an updated audit report. Refer to PCAOB AS 3110.

You may contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alex Lynch